08027988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) GA (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Hundertmark, V.P. 478-474-7004
(Area Code – Telephone Number)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street, Suite 1060, P. O. Box 4547, Macon, GA 31208
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Tammy Horne
Notary Public

TAMMY HORNE NOTARY EXPIRES GEORGIA AUG. 10, 2009 PUBLIC BIBB COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2007

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2008

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2007

ASSETS		
Cash	$	116,777
Cash in segregated accounts		18,168
Cash - clearing service escrow deposit		27,686
Marketable securities at market value		316,132
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $215,515		156,732
Other Assets:		
Prepaid expenses		16,677
Income tax refund receivable		21,867
Commissions receivable		224,145
Stockholder advance		50,769
Employee advances		25,025
Fees receivable		34,627
Total assets	$	1,008,605
LIABILITIES		
Payable to customers	$	-
Payable to clearing broker		18,025
Accounts payable, accrued expenses and other liabilities		243,276
Deferred income tax payable		222
Total liabilities		261,523
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		723,751
		749,751
Cost of 1 share of common stock held by the Company		(2,669)
Total Stockholder's Equity		747,082
Total liabilities and stockholder's equity	$	1,008,605

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME (LOSS)

For the Year Ended December 31, 2007

REVENUES	
Securities commissions	$ 116,369
Net unrealized gains (losses) on investment accounts	(28,851)
Net realized gains (losses) and income on investment accounts	(3,976)
Margin interest	5,387
Revenue from sale of investment company shares	2,154,307
Investment advisory fees	199,572
Special member payment - FINRA	35,000
Other revenue related to securities business	2,311
Interest	3,216
	2,483,335
EXPENSES	
Compensation and benefits	2,028,189
Communications	79,240
Occupancy and equipment costs	123,531
Losses in error account and bad debts	5,847
Data processing costs	2,475
Regulatory fees and expenses	74,479
Exchange, clearance fees and expenses	95,125
Other	129,172
	2,538,058
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(54,723)
PROVISION FOR INCOME TAXES	
Current income tax (benefit)	(3,267)
Deferred income tax (benefit)	(7,021)
	(10,288)
NET INCOME (LOSS)	$ (44,435)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2007

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2007	260	$ 26,000	$ 768,186	(2,669)	$ 791,517
Net income (loss)			(44,435)		(44,435)
Balances at December 31, 2007	260	$ 26,000	$ 723,751	$ (2,669)	$ 747,082

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (44,435)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	43,546
Net unrealized depreciation (appreciation) of securities	28,851
Net realized (loss) gain on sale of investments	10,147
(Gain) loss on disposal of property	332
(Increase) decrease in:	
Prepaid expenses and income tax refund	(13,082)
Commissions receivable	(174,460)
Fees receivable	20,091
Increase (decrease) in:	
Payable to customers	(808)
Payable to clearing broker	8,857
Accounts payable and other liabilities	(7,224)
Deferred taxes payable	(7,021)
Other, net	(649)
Net cash provided (used) by operating activities	(135,855)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment and software	(111,961)
Proceeds from sale of vehicle	5,000
Purchases of investments	(344,948)
Proceeds from sale of investments	390,968
Loans with shareholders, net	(17,833)
Loans with employees, net	(23,332)
Net cash provided (used) by investing activities	(102,106)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2007

NET INCREASE (DECREASE) IN CASH	$	(237,961)
CASH AND CASH EQUIVALENTS, beginning		354,738
CASH AND CASH EQUIVALENTS, ending	$	116,777
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	232
Income taxes paid	$	18,600

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as provided to management based on the most recent arms length transaction.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year is $43,546.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $30,349 for the year ended December 31, 2007.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer money of $4,250 is also segregated in accordance with Security and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Money market funds	$	57,635
Corporate stocks		258,497
	$	316,132

Total marketable securities at cost are $349,612. Net unrealized losses from market value depreciation are $28,851 during the year ended December 31, 2007.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	215,079
Leasehold improvements		1,362
Automobiles		130,311
Software		25,495
	$	372,247

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company has net capital, as defined by Rule 15c3-1 of $404,287, which is $154,287 above its required net capital of $250,000. The Company's net capital ratio is .65 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Security Bank, with interest accrued on the outstanding balance at the prime rate which is 7.25 percent per annum as of December 31, 2007. At December 31, 2007 there was no debt outstanding. The line is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company adopted a 401k plan effective in January 2005. All employees age 21 and over with one year of service are eligible to participate. The Company matches 100 percent of employee deferrals up to 4 percent of compensation. The Company may also authorize a discretionary matching contribution. Company contributions during the year ended December 31, 2007 were $67,764.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $8,333.34 per month for a term of 5 years ending August 31, 2012. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $100,000 for 2008 through 2011 and $66,667 for the eight months ending August 31, 2012. Total rent paid under the above operating lease was $100,000 for the year ended December 31, 2007.

10. INCOME TAXES

The 2007 taxable income differs from net income on the statement of income (loss) because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(222)
Deferred tax assets		-
Net deferred tax liability	$	(222)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in excess of insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The maximum loss that would have resulted from that risk totaled $60,069 as of December 31, 2007.

The Company derived 12% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 76% of its total revenue from the sale of annuities during the year ended December 31, 2007.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2007 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2008

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2007

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	639,085
Stockholders' compensation		767,927
Clerical salaries		453,176
Insurance - employee benefits		48,047
Payroll taxes		51,763
Profit sharing plan expense		68,191
		2,028,189
COMMUNICATIONS		
Office supplies		15,833
Telephone		23,893
Postage		9,165
Advertising		30,349
		79,240
OCCUPANCY AND EQUIPMENT COST		
Rent		100,000
Building insurance		1,925
Utilities		17,754
Equipment rental		3,852
		123,531
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		5,847
DATA PROCESSING COSTS		
Computer software service and maintenance fees		2,475

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2007

REGULATORY FEES AND EXPENSES		
Professional fees	$	33,683
Insurance and bond - required		7,766
Taxes, licenses, and fees		33,030
		74,479
EXCHANGE, CLEARANCE FEES AND EXPENSES		
Exchange fees		2,281
Clearing broker administrative fees		32,944
Clearance fees		59,900
		95,125
OTHER		
Automobile expense		25,406
Dues and subscriptions		4,309
Depreciation and amortization		43,546
Interest and penalties		232
Repairs and maintenance		12,713
Loss on disposal of equipment		332
Miscellaneous		7,921
Meals and entertainment		15,847
Conference and travel		14,162
Dues, fees and assessments		4,188
Legal and profit sharing administration		516
		129,172
	$	2,538,058

See independent auditor's report on the
supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2007, and have issued our report thereon dated February 28, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2008

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	747,082
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		747,082
Add:		
Other (deductions) or allowable credits		-
Total capital		747,082
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		156,732
Employee loans, uncollateralized		75,794
Prepaid expenses		16,678
Income tax refund receivable		21,867
Commissions and fees receivable		31,797
Total deductions and/or charges		302,868
Net capital before haircuts on securities positions		444,214
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		38,774
Other securities		1,153
Undue concentration		-
		39,927
Net capital	$	404,287

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	17,421
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	154,287
Excess net capital at 1000%	$	378,157
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		261,301
Additions and deductions		-
Total aggregate indebtedness	$	261,301
Percentage of aggregate indebtedness to net capital		65%

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

CREDIT BALANCES:	
Free and other credit balances in customers' security accounts	$ -
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts	$ -
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ -
105% of total credits over total debits	$ -
Amount held on deposit in Reserve Bank Account	$ 13,918
Required deposit	$ -

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2007

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	424,661
Net effect of other audit adjustments on net income		(36,378)
Audit adjustments that decreased (increased) nonallowable assets		16,004
		(20,374)
Net capital per audited Schedule I	$	404,287

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those charged with governance on February 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe

that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2008

END